EXHIBIT 99.1

Consent of Person About to Become a Director

(pursuant to Rule 438 under the Securities Act of 1933, as amended)

In connection with a Registration Statement on Form S-1 (Registration No. 333-115207) filed by New River Pharmaceuticals Inc. (the “Company”) with the Securities and Exchange Commission (the “Registration Statement”), I, Cesar L. Alvarez, expect to be elected to the Board of Directors of the Company, as described therein. As of the effective time of the Registration Statement, I will not be a member of the Board of Directors of the Company, and I am not required to sign the Registration Statement.

I hereby consent to being named in the Registration Statement as a future member of the Board of Directors of the Company, and to the filing of the Registration Statement as contemplated by the Company.

June 10, 2004

/S/ CESAR L. ALVAREZ
Cesar L. Alvarez